UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

X-Rite, Incorporated

_____________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.10 per share

_____________________________________________________________________________________

(Title of Class of Securities)

983857103

_____________________________________________________________________________________

(CUSIP Number)

OEPX, LLC
320 Park Avenue, 18th Floor
New York, NY 10022
(212) 277-1500

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
212-455-2000

_____________________________________________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2009

_____________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103
1.	Names of Reporting Persons OEPX, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,401,024
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 33,401,024
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,401,024
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 40.44%*
14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 77,913,695 shares of Issuer Common Stock (as defined herein) outstanding as of November 1, 2009.

CUSIP No. 983857103
1.	Names of Reporting Persons One Equity Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,401,024
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 33,401,024
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,401,024
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 40.44%*
14.	Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 77,913,695 shares of Issuer Common Stock (as defined herein) outstanding as of November 1, 2009.

CUSIP No. 983857103
1.	Names of Reporting Persons OEP General Partner III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,401,024
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 33,401,024
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,401,024
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 40.44%*
14.	Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 77,913,695 shares of Issuer Common Stock (as defined herein) outstanding as of November 1, 2009.

CUSIP No. 983857103
1.	Names of Reporting Persons OEP Holding Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,401,024
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 33,401,024
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,401,024
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 40.44%*
14.	Type of Reporting Person (See Instructions) HC; CO

* The calculation of the foregoing percentage is based on 77,913,695 shares of Issuer Common Stock (as defined herein) outstanding as of November 1, 2009.

This Amendment No. 3 to Statement on Schedule 13D amends and supplements Items 3, 4, 5 and 6 of the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 31, 2008 (as amended from time to time, the “Schedule 13D”), and relates to the shares of common stock, par value $0.10 per share (“Issuer Common Stock”), of X-Rite, Incorporated, a Michigan corporation (“X-Rite” or the “Issuer”).  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended by replacing Schedule I with Schedule I hereto.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The information set forth or incorporated in Items 4 and 6 hereof is incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.

On October 28, 2008, pursuant to the Investment Agreement, OEP acquired from the Issuer 28,571,429 shares of Issuer Common Stock, as described above (the “Investment”) for investment purposes.  The Reporting Persons intend to review their Investment in the Issuer on an ongoing basis.  Depending on their review and evaluation of the business and prospects of the Issuer, and subject to the terms of the Investment Agreement, applicable securities laws and the price level of the Issuer Common Stock, or such other factors as they may deem relevant, the Reporting Persons may acquire additional shares of Issuer Common Stock or other securities of the Issuer, may sell all or any part of their Issuer Common Stock pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933 (the “Securities Act”), may distribute Issuer Common Stock to various of their partners or members or may engage in any combination of the foregoing.  Subject to applicable law, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Issuer Common Stock.  Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Issuer Common Stock, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

As described below in Item 6, the Reporting Persons have the right to appoint three directors to the Board of Directors of the Issuer (the “Board”).  The Reporting Persons also have the right to appoint additional directors to the Board in certain circumstances set forth in the Certificate of Designation (defined below) and to appoint members to the Administrative Committee (defined below) of the Board, each as described further in Item 6 below.  As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value.

On November 17, 2009, pursuant to the terms of the OEP Warrant (as defined below), OEP exercised the OEP Warrant for an exercise price of $0.01 per share (representing an aggregate payment of $45,685.27) and received 4,568,527 shares of Issuer Common Stock.  Pursuant to the terms of the OEP Warrant, OEP received cash in lieu of fractional shares.

Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) and (b)  The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

Each of OEP, OEP III, OEP GP III and OEP Holding may be deemed to beneficially own 33,401,024 shares of Issuer Common Stock, representing approximately 40.44% of the outstanding Issuer Common Stock (based on 77,913,695 shares of Issuer Common Stock outstanding on November 1, 2009).  This number consists of (i) 33,146,266 shares of Issuer Common Stock issued to OEP, (ii) options to purchase 7,098 shares of Issuer Common Stock issued to each of two officers of OEP Holding on October 28, 2008, (iii) options to purchase 81,566 shares of Issuer Common Stock issued to each of two officers of OEP Holding on April 15, 2009 and (iv) 38,715 shares of restricted Issuer Common Stock issued to each of two officers of OEP Holding on May 20, 2009.  The aforementioned officers of OEP Holding, Mr. David M. Cohen and Mr. Colin M. Farmer, are two of the three individuals designated by OEP to serve on the Board, as further described in Item 6 below.  In connection with Mr. Cohen’s and Mr. Farmer’s service on the Issuer’s Board, each was granted (i) on October 28, 2008, options to purchase 7,098 shares of Issuer Common Stock, (ii) on April 15, 2009, options to purchase 81,566 shares of Issuer Common Stock and (iii) on May 20, 2009, 38,715 shares of issuer Common Stock, each under the Issuer’s 2008 Omnibus Long Term Incentive Plan.  Each of Mr. Cohen and Mr. Farmer holds these shares of restricted Issuer Common Stock and stock options for the benefit of OEP III.  In addition, in connection with Mr. Cohen’s and Mr. Farmer’s service to the Board, each was granted on May 20, 2009, options to purchase 87,109 shares of Issuer Common Stock.  None of the options described in the prior sentence vest within 60 days of the filing of this Schedule 13D, and therefore are not deemed to be beneficially owned by Mr. Cohen, Mr. Farmer, OEP, OEP III, OEP GP III or OEP Holding.

(c)  On October 28, 2009, 3,155 shares of restricted common stock previously granted to each of two officers of OEP Holding were transferred to OEPX for no consideration.  On November 17, 2009 OEP elected to exercise the OEP Warrant for an exercise price of $0.01 per share (representing an aggregate payment of $45,685.27) and received 4,568,527 shares of Issuer Common Stock.  Pursuant to the terms of the OEP Warrant, OEP received cash in lieu of fractional shares.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The 2008 Investment Agreement

On August 20, 2008, OEP entered into the Investment Agreement (the “Investment Agreement”) by and between the Issuer and OEP, pursuant to which OEP agreed to acquire 28,571,429 shares of Issuer Common Stock in exchange for $100,000,001.50 (the “Purchase Price”).  The Purchase Price was funded by equity contributions to OEP by OEP II Partners Co-Invest, L.P., OEP III and OEP III Co-Investors, L.P., which are the three members of OEP.  Pursuant to undertakings made in the Investment Agreement, a special meeting of the Issuer’s stockholders was held on October 28, 2008, at which the Issuer’s stockholders approved the issuance by the Issuer of up to an aggregate of 46,904,763 shares of Issuer Common Stock to OEP and certain other institutional investors.

Under the terms of the Investment Agreement, three individuals nominated by OEP were appointed to the Board.  At least one OEP nominee is elected or appointed to each of the three classes of the Board with terms expiring in, respectively, the calendar years 2009, 2010 and 2011. OEP has designated David M. Cohen, Colin M. Farmer and David A. Eckert as its nominees to the Board.

In addition, the Investment Agreement provides that, for so long as OEP holds (i) at least 30% of the then outstanding shares of Issuer Common Stock, OEP may designate three directors to the Board, (ii) at least 20% but less than 30% of the then outstanding shares of Issuer Common Stock, OEP may designate two directors to the Board, and (iii) at least 10% but less than 20% of the then outstanding shares of Issuer Common Stock, OEP may designate one director to the Board.  If OEP holds less than 10% of the then outstanding shares of Issuer Common Stock, the Issuer will no longer have an obligation to include any nominee designated by OEP for election to the Board.

The Investment Agreement also provides that the directors chosen by OEP are entitled to serve on each committee of the Board and that the number of directors appointed to each committee must be proportionate to the number of directors OEP is entitled to nominate for appointment to the Board at any given time (except if an OEP-designated director is not independent and a committee must be comprised of all independent directors).  The Issuer has agreed to provide the directors designated by OEP with the same compensation and indemnification in connection with their roles as directors as the other non-employee members of the Board.

OEP has agreed that it may only transfer its shares of Issuer Common Stock (i) in a privately negotiated transaction to any person or group that would not acquire pursuant to such transfer, 10% or more of the issued and outstanding shares of Issuer Common Stock or (ii) into the public market pursuant to a registration statement or Rule 144 under the Securities Act, or otherwise, so long as OEP does not knowingly transfer its shares of Issuer Common Stock to any person or group that, as a result of such transfer, would beneficially own 10% or more of the issued and outstanding shares of Issuer Common Stock.  However, OEP is permitted to transfer all or a portion of its shares of Issuer Common Stock to certain affiliates of OEP and pursuant to a merger, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction that has, without the participation of OEP, resulted in a change of control of the Issuer.

OEP has also agreed that until a Standstill Termination Date (as defined in the Investment Agreement) it will be bound to a customary standstill provision, subject to certain exceptions.

In addition, the Investment Agreement provides that if at any time after the closing the Issuer makes a public or non-public offering of Issuer Common Stock (or other securities convertible or exchangeable into or exercisable for Issuer Common Stock), other than the issuance under a benefit plan or any direct or indirect business combination or acquisition transaction, OEP will have the opportunity to acquire from the Issuer, at the same price and on the same terms, such new securities as are proposed to be offered to others up to the amount that would enable OEP to maintain the proportionate interest it held in the Issuer prior to such issuance.  This right will terminate if OEP holds less than 10% of the outstanding Issuer Common Stock.

The Registration Rights Agreement

In connection with the Investment Agreement, OEP entered into a Registration Rights Agreement with the Issuer and certain other institutional investors parties thereto (collectively with OEP, the “Investors,” and each, an “Investor”), dated as of October 28, 2008, that became effective immediately upon the closing of the Investment on October 28, 2008 (the “Registration Rights Agreement”).  Under the terms of the Registration Rights Agreement, the Issuer granted (i) OEP three demand registration rights, subject to certain restrictions set forth in the Registration Rights Agreement, and (ii) the Investors piggyback registration rights with respect to the registration of securities by the Issuer for its account, and for the account of other Investors, in each case, subject to certain restrictions set forth in the Registration Rights Agreement.  In addition, OEP has the right to request up to five underwritten Shelf Takedowns (as defined in the Registration Rights Agreement) and to sell a portion of its shares of Issuer Common Stock in connection with certain underwritten Shelf Takedowns requested by other Investors, in each case, subject to certain restrictions set forth in the Registration Rights Agreement.

The 2009 Exchange Agreement

On August 18, 2009, OEP acquired $25,316,480.88 principal amount of loans (“Acquired Loans”) under the Second Lien Credit and Guaranty Agreement, dated October 24, 2007, as amended August 18, 2009, by and among the Company and the other parties thereto (the “Second Lien Credit Agreement”), from certain lenders under the Second Lien Credit Agreement for an aggregate consideration of $23,797,492.02 (the “Acquired Loans Purchase Price”).  The Acquired Loans Purchase Price was funded by equity contributions to OEP by OEP II Partners Co-Invest, L.P., OEP III and OEP III Co-Investors, L.P., which are the three members of OEP.

On August 18, 2009, pursuant to the Exchange Agreement (the “Exchange Agreement”), dated August 18, 2009, by and among the Issuer, OEP, Sagard Capital Partners, L.P., (“Sagard”) and Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C. (collectively, “Tinicum” and, together with OEP and Sagard, the “Investors”), OEP acquired 25,316.48 shares of Series A Cumulative Preferred Stock, par value $0.10 per share (the “Preferred Stock”) and a warrant (the “OEP Warrant”) providing OEP the right to acquire 4,568,527.88 shares (the “OEP Warrant Shares”) of Issuer Common Stock at an initial exercise price of $0.01 per share (subject to adjustment as set forth in the OEP Warrant) from the Issuer in exchange for the cancellation of the Acquired Loans under the Second Lien Credit Agreement (such exchange and cancellation, the “Exchange”).

In connection with the Exchange Agreement, Sagard and Tinicum (the “Other Investors”) also collectively received 16,244.74 shares of Preferred Stock and warrants (the “Other Investors’ Warrants” and, together with the OEP Warrant, the “Warrants”) providing the Other Investors the right to collectively acquire 2,931,472.12 shares (the “Other Investors’ Warrant Shares” and, together with the OEP Warrant Shares, the “Warrant Shares”) of Issuer Common Stock (subject to adjustment as set forth in the Other Investors’ Warrants) in exchange for the cancellation of $16,244,742.24 outstanding principal amount of loans under the Second Lien Credit Agreement.

Pursuant to undertakings made in the Exchange Agreement, a special meeting of the Issuer’s shareholders was held on October 28, 2009, at which the Shareholder Approval was obtained.

Certificate of Designation, Preferences and Rights of Series A Preferred Stock

The Certificate of Designation, Preferences and Rights of Series A Preferred Stock (the “Certificate of Designation”) was filed by the Issuer with the Michigan Department of Energy, Labor and Economic Growth on August 18, 2009.  The Preferred Stock is not convertible into shares of Issuer Common Stock.

Pursuant to the terms of the Certificate of Designation, the shares of Preferred Stock purchased by OEP have an initial aggregate liquidation preference equal to the sum of (a) $25,316,480.88 and (b) all accrued and unpaid dividends (the amounts set forth in clauses (a) and (b) above, the “Liquidation Preference”).

The holders of the Preferred Stock have the right to receive quarterly dividends in an amount equal to (a) an annual rate of 14.375% and (b) if an Event of Default (as defined in the Certificate of Designation) has occurred, an additional 2.0% per annum.  The Board may pay dividends accrued with respect to the Preferred Stock, generally at its option, in cash, or “in kind” with additional shares of Preferred Stock.

The Issuer is required to redeem all of the then outstanding Preferred Stock on January 23, 2014 (the “Mandatory Redemption Date”) at a price equal to the Liquidation Preference.  In addition, subject to certain restrictions as further detailed in the Certificate of Designation, the Issuer may optionally redeem all shares of the Preferred Stock for an amount equal to $1,000 per share of Preferred Stock (including additional shares of Preferred Stock issued as “in kind” dividends) multiplied by the Early Redemption Multiplier, plus all accrued and unpaid dividends.  The “Early Redemption Multiplier” shall equal (a) prior to and including October 25, 2010, 107%, (b) from and after October 25, 2010 through and including October 24, 2011, 105%, (c) from and after October 25, 2011 through and including October 24, 2012, 103%, (d) from and after October  25, 2012 through and including October  24, 2013, 101%, and (e) from and after October 25, 2013, 100%.

In the event of a Fundamental Change (as defined in the Certificate of Designation), the Issuer is required to redeem or make an offer to repurchase all of the outstanding shares of Preferred Stock at an amount equal to $1,000 per share of Preferred Stock (including additional shares of Preferred Stock issued as “in kind” dividends) multiplied by the Early Redemption Multiplier, plus all accrued and unpaid dividends.

 In addition, in the event of certain breaches by the Issuer of its obligations set forth in the Certificate of Designation (including a failure to declare or pay dividends or to redeem or repurchase the Preferred Stock when required), the holders of a majority of the shares of Preferred Stock will have the right to elect between two and four additional directors to the Board.  This is in addition to the right that OEP has, under the Investment Agreement, to appoint three individuals to the Board.  In no event will OEP have the ability to designate a majority of the Board.

The Certificate of Designation also provides for the creation and maintenance of an Administrative Committee of the Board (the “Administrative Committee”), initially comprised of five Board members.  The Administrative Committee shall (a) work actively with the Chief Executive Officer of the Issuer to provide strategic planning recommendations to the entire Board of Directors for review and consideration, (b) work actively with the Chief Executive Officer of the Issuer to provide annual budget recommendations to the entire Board of Directors for review and consideration and (c) be granted the authority to approve any change in executive management appointments.  The holders of shares of Preferred Stock shall initially have the right to elect up to three members to the Administrative Committee.  OEP has designated Mr. Cohen and Mr. Farmer as its initial designees to the Administrative Committee.

The Preferred Stock ranks senior to the Issuer Common Stock in respect of payment of dividends and/or distribution of assets upon a liquidation.  The consent of holders of a majority of the shares of Preferred Stock is required to permit: (a) the issuance of any additional Preferred Stock (other than as expressly contemplated in the Certificate of Designation); (b) the creation (by reclassification or otherwise) or issuance of any new class or series of capital stock; (c) the purchase or redemption or declaration or payment of dividends on shares of capital stock or equity securities (subject to certain exceptions); (d) the creation or incurrence whether directly or indirectly, of any indebtedness, other than as permitted under the Issuer’s existing credit agreements (excluding (i) any creation or incurrence of any indebtedness that is convertible or exchangeable into shares of capital stock of the Issuer, (ii) any creation or incurrence of unsecured indebtedness in excess of the amount permitted under the Issuer’s existing credit agreements and (iii) any extension, renewal or replacement (including by way of modification or amendment) of the Issuer’s existing credit agreements (subject to certain exceptions)); or (e) the increase of the size of the Board other than in connection with an increase to permit the addition of the additional directors (as described above).

In addition, the consent of (a) holders of a majority of the shares of Preferred Stock and (b), if one or more Investors (together with its affiliates) holds at least 50% of the Preferred Stock initially issued to such Investor upon the Exchange, the consent of each such Investor shall also be required to (i) alter or change the rights, preferences or privileges of the Preferred Stock, (ii) amend, alter or repeal any provision of the articles of incorporation or bylaws of the Issuer in a manner materially and disproportionately adverse to the Preferred Stock or (iii) increase or decrease the authorized number of shares of Preferred Stock.

Warrants

As described above, in connection with the Exchange Agreement, OEP received the OEP Warrant.  On October 28, 2009, shareholders of the Issuer approved a proposal (the “Shareholder Approval”) necessary to permit the Investors to exercise the Warrants.  On November 17, 2009, pursuant to the terms of the OEP Warrant, OEP exercised the OEP Warrant for an exercise price of $0.01 per share (representing an aggregate payment of $45,685.27) and received 4,568,527 shares of Issuer Common Stock.  Pursuant to the terms of the OEP Warrant, OEP received cash in lieu of fractional shares.

Investment Agreement Amendment

In connection with the Exchange Agreement, OEP and the Issuer entered into an amendment, dated as of August 18, 2009 (the “Investment Agreement Amendment”), to the Investment Agreement to, among other things, exclude the transactions contemplated by the Exchange Agreement from the standstill agreement previously entered into by OEP and modify the determination of OEP’s percentage ownership for purposes of the preemptive rights provision in the Investment Agreement to include all shares beneficially owned by OEP (including the OEP Warrant Shares).

Registration Rights Agreement Amendment

In connection with the Exchange Agreement, OEP and the Other Investors entered into an amendment, dated as of August 18, 2009 (the “Registration Rights Agreement Amendment”), to the Registration Rights Agreement to include the Investor Shares (as defined in the Exchange Agreement) among the “Registrable Securities” as set forth therein.

The foregoing summaries of the Investment Agreement, Registration Rights Agreement, Exchange Agreement, Certificate of Designation, OEP Warrant, Investment Agreement Amendment, Voting Agreement and Registration Rights Agreement Amendment do not purport to be complete and each is qualified in its entirety by the complete text of the Investment Agreement attached hereto as Exhibit 2, the Registration Rights Agreement attached hereto as Exhibit 3, the Exchange Agreement attached hereto as Exhibit 4, the Certificate of Designation attached hereto as Exhibit 5, the OEP Warrant attached hereto as Exhibit 6, the Investment Agreement Amendment attached hereto as Exhibit 7, the Letter Agreement attached hereto as Exhibit 8 and the Registration Rights Agreement Amendment attached hereto as Exhibit 9, each of which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OEPX, LLC

By: /s/ Colin M. Farmer

Name: Colin M. Farmer

Title: Vice President

ONE EQUITY PARTNERS III, L.P.

By: OEP General Partner III, L.P.

  as its general partner

By: OEP Holding Corporation

  as its general partner

       By:

/s/ Colin M. Farmer

 Name: Colin M. Farmer

       Title: Managing Director

OEP GENERAL PARTNER III, L.P.

By: OEP Holding Corporation

  as its general partner

       By:

/s/ Colin M. Farmer

 Name: Colin M. Farmer

       Title: Managing Director

OEP HOLDING CORPORATION

       By:

/s/ Colin M. Farmer

 Name: Colin M. Farmer

       Title: Managing Director

Dated: November 20, 2009

SCHEDULE I

The names and titles of the executive officers of OEPX, LLC and their present principal occupations and residence or business addresses are set forth below.  Each occupation set forth opposite an individual’s name refers to OEPX, LLC and each individual is a United States citizen.

Name	Position	Address
David M. Cohen*	President	One Equity Partners LLC 320 Park Ave, 18th Floor Between 50th and 51st New York, NY 10022
Colin M. Farmer*	Vice President, Treasurer and Secretary	One Equity Partners LLC 320 Park Ave, 18th Floor Between 50th and 51st New York, NY 10022

* Each of David M. Cohen and Colin M. Farmer was granted (i) on October 28, 2008, options to purchase 7,098 shares of Issuer Common Stock, (ii) on April 15, 2009, options to purchase 81,566 shares of Issuer Common Stock, (iii) on May 20, 2009, options to purchase 87,109 shares of Issuer Common Stock, and (iv) on May 20, 2009, 38,715 shares of issuer Common Stock.  Each of Mr. Cohen and Mr. Farmer holds these shares of restricted Issuer Common Stock and stock options for the benefit of OEP III.

The names of the directors and the names and titles of the executive officers of OEP Holding Corporation and their present principal occupations and residence or business addresses are set forth below.  Each occupation set forth opposite an individual’s name refers to OEP Holding Corporation and each individual is a United States citizen.

Name	Position	Address
Richard M. Cashin	President and Director	320 Park Avenue, NY, NY 10022
Christian P. Ahrens	Managing Director	320 Park Avenue, NY, NY 10022
Gregory A. Belinfanti	Managing Director	320 Park Avenue, NY, NY 10022
James B. Cherry	Managing Director	21 South Clark Street, Chicago, IL 60603-2003
David M. Cohen	Managing Director	320 Park Avenue, NY, NY 10022
Colin M. Farmer	Managing Director	320 Park Avenue, NY, NY 10022
Andrew J. Gessow	Managing Director	2420 Sand Hill Road, Menlo Park, CA 94025-6943
David Han	Managing Director	320 Park Avenue, NY, NY 10022
Thomas J. Kichler	Managing Director	21 South Clark Street, Chicago, IL 60603-2003
James W. Koven	Managing Director	320 Park Avenue, NY, NY 10022
Joseph G. Michels	Managing Director	320 Park Avenue, NY, NY 10022
Jacques Nasser	Managing Director and Director	100 Bloomfield Hills Pkwy, Bloomfield, MI 48304-2949
Michael G. O’Hara	Managing Director	320 Park Avenue, NY, NY 10022
Richard W. Smith	Managing Director and Director	320 Park Avenue, NY, NY 10022
David A. Walsh	Managing Director	320 Park Avenue, NY, NY 10022
William H. Wangerin	Managing Director	21 South Clark Street, Chicago, IL 60603-2003
Henry H. Briance	Vice President	320 Park Avenue, NY, NY 10022
Bradley J. Coppens	Vice President	320 Park Avenue, NY, NY 10022
Joseph P. Huffsmith	Vice President	21 South Clark Street, Chicago, IL 60603-2003
Chi Lam Mak	Vice President	2420 Sand Hill Road, Menlo Park, CA 94025-6943
Erin E. Hill	Chief Financial Officer & Treasurer	320 Park Avenue, NY, NY 10022

Judah A. Shechter	Vice President & Secretary	277 Park Avenue, NY, NY 10017
Jessica R. Marion	Vice President	10 South Dearborn, Chicago IL 60603-2203
Colleen A. Hartung	Vice President	10 South Dearborn, Chicago IL 60603-2203
Adam S. Mukamal	Vice President	1 Chase Manhattan Plaza, NY, NY 10005-1401
Elizabeth De Guzman	Assistant Secretary	277 Park Avenue, NY, NY 10017
Ina R. Drew	Director	270 Park Avenue, NY, NY 10017
Franklin Hobbs	Director	320 Park Avenue, NY, NY 10022
Jay Mandelbaum	Director	270 Park Avenue, NY, NY 10017
Heidi G. Miller	Director	270 Park Avenue, NY, NY 10017
Christopher von Hugo	Director	Taunusanlage 21, Frankfurt Germany
Robert S. Rubin	Director	320 Park Avenue, NY, NY 10022

The names of the directors and the names and titles of the executive officers of Bank One Investment Corporation and their present principal occupations and residence or business addresses are set forth below.  Each occupation set forth opposite an individual’s name refers to Bank One Investment Corporation and each individual is a United States citizen.

Name	Position	Address
Ina R. Drew	Director	270 Park Avenue, NY, NY 10017
John C. Wilmot	Director	270 Park Avenue, NY, NY 10017
Joseph S. Bonocore	Managing Director	270 Park Avenue, NY, NY 10017
Ana Capella Gomez-Acebo	Managing Director	270 Park Avenue, NY, NY 10017
Elizabeth De Guzman	Vice President & Asst Secretary	277 Park Avenue, NY, NY 10172
Ina R. Drew	President	270 Park Avenue, NY, NY 10017
Anthony J. Horan	Senior Vice President & Assistant Secretary	277 Park Avenue, NY, NY 10172
Philip D. Renshaw-Lewis	Managing Director, Treasurer	270 Park Avenue, NY, NY 10017
Judah A. Shechter	Vice President & Secretary	277 Park Avenue, NY, NY 10172
William T. Williams Jr.	Vice President	245 Park Avenue, NY, NY 10017
John C. Wilmot	Managing Director	270 Park Avenue, NY, NY 10017

The names of the directors and the names and titles of the executive officers of JPMorgan Capital Corporation and their present principal occupations and residence or business addresses are set forth below.  Each occupation set forth opposite an individual’s name refers to JPMorgan Capital Corporation and each individual is a United States citizen.

Name	Position	Address
John M. Buley	Director	383 Madison Avenue, NY, NY 10179
Ellen J. Manola	Director	10 South Dearborn, Chicago IL 60603-2203
Francisco J. Pereiro	Director	10 South Dearborn, Chicago IL 60603-2203
Peter G. Weiland	Director	270 Park Avenue, NY, NY 10017
Scott Abramson	Vice President	10 South Dearborn, Chicago IL 60603-2203
Richard D. Archer	Vice President	10 South Dearborn, Chicago IL 60603-2203

Emily M. Athy	Associate	10 South Dearborn, Chicago IL 60603-2203
Christine N. Bannerman	Secretary	4 Chase Metrotech, Brooklyn, NY 11245
Geoffrey P. Bratton	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Mira D. Brown	Associate	10 South Dearborn, Chicago IL 60603-2203
Mit C. Buchanan	Managing Director	10 South Dearborn, Chicago IL 60603-2203
John M. Buley	Managing Director	383 Madison Avenue, NY, NY 10179
William R. Crissy	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Cynthia Cain	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Ana E. Conforti	Associate	10 South Dearborn, Chicago IL 60603-2203
Richard S. Crowley	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Victoria B. Dal Santo	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Anand Dandapani	Vice President	10 South Dearborn, Chicago IL 60603-2203
Jason T. Dinneen	Associate	10 South Dearborn, Chicago IL 60603-2203
Hellen Doo	Vice President & Asst Secretary	245 Park Avenue, New York, NY, 10167-0001
Antonina Doria	Associate	10 South Dearborn, Chicago IL 60603-2203
Mary K. Duff	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
James A. Durham	Associate	10 South Dearborn, Chicago IL 60603-2203
Sean M. Dwyer	Vice President	10 South Dearborn, Chicago IL 60603-2203
John M. Eber	Managing Director	10 South Dearborn, Chicago IL 60603-2203
James M. Eligator	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Mary Eymard	Vice President	451 Florida Street, Baton Rouge, LA, 70801-1700
Jean Fanning	Associate	10 South Dearborn, Chicago IL 60603-2203
Frieda B. Feiger	Associate	10 South Dearborn, Chicago IL 60603-2203
Linda L. Fernandez	Associate	10 South Dearborn, Chicago IL 60603-2203
James A. Fox	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Paul A. Gargula	Managing Director	10 South Dearborn, Chicago IL 60603-2203
David A. Geifman	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Brett A. Geiger	Vice President	10 South Dearborn, Chicago IL 60603-2203
Heather Glover	Vice President	10 South Dearborn, Chicago IL 60603-2203
Brian R. Gnolfo	Vice President	10 South Dearborn, Chicago IL 60603-2203
Darlene T. Golly	Associate	10 South Dearborn, Chicago IL 60603-2203
Amber Haley	Vice President	10 South Dearborn, Chicago IL 60603-2203
Patricia T. Habicht	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203
Eric J. Hamm	Associate	10 South Dearborn, Chicago IL 60603-2203
Munir J. Hasan	Vice President	10 South Dearborn, Chicago IL 60603-2203
Elizabeth M. Hayes	Associate	10 South Dearborn, Chicago IL 60603-2203
Michael D. Heine	Vice President	10 South Dearborn, Chicago IL 60603-2203
Yale C. Henderson	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Jeffrey L. Hinds	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Philipp A. Hirche	Associate	10 South Dearborn, Chicago IL 60603-2203
Anthony J. Horan	Senior Vice President & Assistant Secretary	277 Park Avenue, New York, NY 10172
Rondella Hunt	Vice President	10 South Dearborn, Chicago IL 60603-2203
John T. Hunter	Vice President	10 South Dearborn, Chicago IL 60603-2203
Steven N. Ignelzi	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Michelle L. Jones	Vice President	10 South Dearborn, Chicago IL 60603-2203
Suzanne M. Jones	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Min Yun Kim	Associate	10 South Dearborn, Chicago IL 60603-2203
Jan I. Krueger	Associate	10 South Dearborn, Chicago IL 60603-2203
William P. Kusack Jr	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Elisa A. Lass	Vice President	10 South Dearborn, Chicago IL 60603-2203
Lennox Leighton	Associate	10 South Dearborn, Chicago IL 60603-2203
Mark Lenhardt	Vice President	10 South Dearborn, Chicago IL 60603-2203
Melvina E. Lloyd	Associate	10 South Dearborn, Chicago IL 60603-2203
Kurt Lundgren	Vice President	10 South Dearborn, Chicago IL 60603-2203

Ellen J. Manola	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Ellen J. Manola	Chief Financial Officer	10 South Dearborn, Chicago IL 60603-2203
Jessica Marion	Officer	10 South Dearborn, Chicago IL 60603-2203
Tricia M. Mark	Vice President	10 South Dearborn, Chicago IL 60603-2203
Lisa C. Martin	Vice President	10 South Dearborn, Chicago IL 60603-2203
Marie Y. Martinez	Vice President	10 South Dearborn, Chicago IL 60603-2203
Mark J. McCann	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Brigid McShane	Vice President	10 South Dearborn, Chicago IL 60603-2203
Colleen A. Meade	Assistant Secretary	4 Chase Metrotech Center, Brooklyn, NY 11245-0001
Allison Metzger	Vice President	10 South Dearborn, Chicago IL 60603-2203
Moira L. Miller	Treasurer	10 South Dearborn, Chicago IL 60603-2203
Moira L. Miller	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Michael P. Moise	Associate	10 South Dearborn, Chicago IL 60603-2203
Karen J. Muchin	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Deanna C. Mueller	Associate	10 South Dearborn, Chicago IL 60603-2203
Jean F. Nagatani	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Patrick J. Nash	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Timothy P. O'Keefe	Vice President	10 South Dearborn, Chicago IL 60603-2203
Susan M. Ochoa	Associate	10 South Dearborn, Chicago IL 60603-2203
Gina I. Orlando	Vice President	10 South Dearborn, Chicago IL 60603-2203
Jon W. Pagac	Associate	10 South Dearborn, Chicago IL 60603-2203
Melanie A. Pagliari	Associate	10 South Dearborn, Chicago IL 60603-2203
Susan Parsons	Vice President	10 South Dearborn, Chicago IL 60603-2203
Arpan R. Patel	Associate	10 South Dearborn, Chicago IL 60603-2203
Hasmita Patel	Associate	10 South Dearborn, Chicago IL 60603-2203
Anne F. Pax	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
William C. Pelletier	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Bonnie L. Percy-Hill	Vice President	10 South Dearborn, Chicago IL 60603-2203
Francisco J. Pereiro	Chairman	10 South Dearborn, Chicago IL 60603-2203
Francisco J. Pereiro	President	10 South Dearborn, Chicago IL 60603-2203
Brian Polt	Associate	10 South Dearborn, Chicago IL 60603-2203
Jeremy S. Reinhard	Associate	10 South Dearborn, Chicago IL 60603-2203
Paulius Remeza	Associate	10 South Dearborn, Chicago IL 60603-2203
D. C. Robinson	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Mary F. Sackley	Vice President	10 South Dearborn, Chicago IL 60603-2203
John P. Scothorn	Vice President	10 South Dearborn, Chicago IL 60603-2203
Nancy N. Snyder	Vice President	10 South Dearborn, Chicago IL 60603-2203
Socheat V. Som	Vice President	10 South Dearborn, Chicago IL 60603-2203
Rubiao Song	Executive Director (Officer)	383 Madison Avenue, New York, NY, 10179
Joel P. Spenadel	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Robert G. Sperhac	Vice President	10 South Dearborn, Chicago IL 60603-2203
Jeffrey S. Steenwyk	Vice President	10 South Dearborn, Chicago IL 60603-2203
Theodora Stojka	Vice President	10 South Dearborn, Chicago IL 60603-2203
Aloysius T. Stonitsch	Managing Director	10 South Dearborn, Chicago IL 60603-2203
David R. Stoppel	Associate	10 South Dearborn, Chicago IL 60603-2203
Patricia L. Striegel	Associate	10 South Dearborn, Chicago IL 60603-2203
Mary C. Stumpf	Associate	10 South Dearborn, Chicago IL 60603-2203
Galina Tam	Associate	10 South Dearborn, Chicago IL 60603-2203
Ami Tulsiani	Associate	10 South Dearborn, Chicago IL 60603-2203
Cynthia A. Vanina	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Damian Warshall	Vice President	10 South Dearborn, Chicago IL 60603-2203
Krystal Zec	Vice President	10 South Dearborn, Chicago IL 60603-2203
Jon D. Zywiciel	Vice President	10 South Dearborn, Chicago IL 60603-2203

The names and titles of the executive officers of Banc One Financial LLC and their present principal occupations and residence or business addresses are set forth below.  Each occupation set forth opposite an individual’s name refers to Banc One Financial LLC and each individual is a United States citizen.

Name	Position	Address
Michael J. Cavanagh	Director	270 Park Avenue, New York, NY, 10017-2014
Christine N. Bannerman	Assistant Secretary	4 Chase Metrotech Center, Brooklyn, NY 11245-0001
Michael J. Cavanagh	Chairman of the Board	270 Park Avenue, New York, NY, 10017-2014
Daniel P. Cooney	Senior Vice President	10 South Dearborn, Chicago IL 60603-2203
Francis J. Drozek	Assistant Treasurer	131 South Dearborn, Chicago, IL, 60603-5506
Lisa J. Fitzgerald	Managing Director	270 Park Avenue, New York, NY, 10017-2014
James A. Fox	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Jeffrey L. Hinds	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
John J. Hyland	Vice President & Treasurer	270 Park Avenue New York New York 10017
Eva Loeffler	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203
Maureen Morrissy	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203
Patrick J. Nash	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Carin S. Reddish	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203
Aloysius T. Stonitsch	Managing Director	10 South Dearborn, Chicago IL 60603-2203

The names of the directors and the names and titles of the executive officers of JPMorgan Chase & Co. and their present principal occupations and residence or business addresses are set forth below.  Each occupation set forth opposite an individual’s name refers to JPMorgan Chase & Co., unless otherwise noted, and each individual is a United States citizen.

Name	Position	Address
James Dimon	President, Chief Executive Officer and Chairman of the Board of Directors	270 Park Avenue New York New York 10017
Frank Bisignano	Chief Administrative Officer	270 Park Avenue New York New York 10017
Steven D. Black	Co-Chief Executive Officer Investment Bank	270 Park Avenue New York New York 10017
Michael J. Cavanagh	Chief Financial Officer and Director	270 Park Avenue New York New York 10017
John F. Bradley	Director of Human Resources	270 Park Avenue New York New York 10017
Ina R. Drew	Chief Investment Officer	270 Park Avenue New York New York 10017

Samuel Todd Maclin	Head Commercial Banking	270 Park Avenue New York New York 10017
Jay Mandelbaum	Head Strategy and Business Development	270 Park Avenue New York New York 10017
Heidi Miller	Chief Executive Officer Treasury & Securities Services	270 Park Avenue New York New York 10017
Charles W. Scharf	Head Retail Financial Services	270 Park Avenue New York New York 10017
Gordon A. Smith	Chief Executive Officer Card Services	270 Park Avenue New York New York 10017
James E. Staley	Global Head Asset & Wealth Management	270 Park Avenue New York New York 10017
William T. Winters	Co-Chief Executive Officer Investment Bank	125 London Wall, London, UK
Stephen M. Cutler	General Counsel	270 Park Avenue New York New York 10017
Barry L. Zubrow	Chief Risk Officer	270 Park Avenue New York New York 10017
Crandall C. Bowles	Chairman and Chief Executive Officer (Spring Global US Inc.) and Director (JPMorgan Chase & Co.)	Springs Global US Inc. 205 N White Street Fort Mill, SC 29715-1654
Stephen B. Burke	President (Comcast Cable Communications Inc.) and Director (JPMorgan Chase & Co.)	Comcast Cable Communications Inc. 1500 Market Philadelphia, PA 19102
James S. Crown	President (Henry Crown and Company) and Director (JPMorgan Chase & Co.)	Henry Crown and Company 222 N. LaSalle Street, Suite 2000 Chicago, IL 60601
David M. Cote	Chairman and Chief Executive Officer (Honeywell International Inc.) and Director (JPMorgan Chase & Co.)	Honeywell International Inc. 101 Columbia Rd. Morristown, NJ 07962-1219
Ellen V. Futter	President and Trustee (American Museum of Natural History) and Director (JPMorgan Chase & Co.)	American Museum of Natural History Central Park West at 79th Street New York, NY 10024-5192
William H. Gray III	Retired President and Chief Executive Officer (The College Fund/UNCF) and Director (JPMorgan Chase & Co.)	The College Fund/UNCF 8260 Willow Oaks Corporate Drive PO Box 10444 Fairfax, VA 22031-8044
Laban P. Jackson Jr.	Chairman and Chief Executive Officer (Clear Creek Properties) and Director (JPMorgan Chase & Co.)	Clear Creek Properties 2365 Harrodsburg Rd. Suite B230 Lexington, KY 40504
Lee R. Raymond	Chairman and Chief Executive Officer (Exxon Mobil Corporation) and Director (JPMorgan Chase & Co.)	Exxon Mobil Corporation 5959 Las Colinas Boulevard Irving, TX 75039-2298
Robert I. Lipp	Chairman (The St. Paul Travelers Companies Inc.) and Director (JPMorgan Chase & Co.)	The St. Paul Travelers Companies Inc. 385 Washington Street St. Paul, MN 55102

David C. Novak	Chairman and Chief Executive Officer (Yum! Brands Inc.) and Director (JPMorgan Chase & Co.)	Yum! Brands Inc. 1441 Gardiner Lane Louisville, KY 40213
William C. Weldon	Chairman and Chief Executive Officer (Johnson & Johnson) and Director (JPMorgan Chase & Co.)	Johnson & Johnson 1 Johnson & Johnson Plaza New Brunswick, NJ 08933